SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 24, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces receiving a lawsuit and a motion for the recognition of this lawsuit as a class action

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A
LAWSUIT AND A MOTION FOR THE RECOGNITION OF THIS
LAWSUIT AS A CLASS ACTION

ROSH HA'AYIN, Israel, November 24, 2019 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company received a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against Partner and against two additional cellular operators (together the "Respondents") in the Tel-Aviv District Court on November 17, 2019.

In the motion it was allegedly claimed that the Company, as well as the other Respondents collected money from its customers for content services for third parties, by using the means of payment that were given to the Company for the purpose of the cellular invoice payment, without receiving consent from these customers prior to the charge, and/or without having documentation with respect to the customers' consent, unlawfully and against its license provisions.

The total amount claimed from each of the Respondents if the lawsuit is recognized as a class action is NIS 400 million in addition to compensation in the amount of NIS 500 for each one of the group members for non-monetary damages which were allegedly caused to them.

An application for approval of a claim as a class action, filed solely against the Company on October 7, 2010, for the same services, regarding the same period, was rejected by the District Court for the most part (except for one content service for which the collection was in a negligible total amount) in 2016. An appeal that was filed to the Supreme Court by the applicants for that application against this judgment was dismissed in November 2018.
Partner is reviewing and assessing the lawsuit and is unable at this preliminary stage to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: November 24, 2019